4
1
<SROS>NYSE
<REPORTING-OWNER>
  0001070890
  Officer
</REPORTING-OWNER>
<SUBJECT-COMPANY>
  Getty Images, Inc.
  0001047202
  <IRS-NUMBER>98-0177556
</SUBJECT-COMPANY>
<PERIOD>03/24/03
4
UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

[ ] Check this box if no longer subject to Section 16.
    Form 4 or Form 5 obligations may continue.
1. Name and Address of Reporting Person(s)
   Klein, Jonathan D.
   601 North 34th St


   Seattle, WA 98103
2. Issuer Name and Ticker or Trading Symbol
   Getty Images, Inc. (GYI)
3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)

4. Statement for Month/Day/Year
   3/24/2003
5. If Amendment, Date of Original (Month/Day/Year)
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   [X] Director                   [ ] 10% Owner
   [X] Officer (give title below) [ ] Other (specify below)
   Chief Executive Officer
   Director
7. Individual or Joint/Group Filing (Check Applicable Line)
   [X] Form filed by One Reporting Person
   [ ] Form filed by More than One Reporting Person

Table I   Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Security                           2)Trans-    3.Trans- 4.Securities Acquired(A)      5)Amount of    6)  7)Nature of
                                              action      action   or Disposed of (D)            Securities         Indirect
                                              Date        Code                   A               Beneficially   D   Beneficial
                                              (Month/                            or              Owned at       or  Ownership
                                              Day/Year)   Code V   Amount        D  Price        End of Month   I
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                                  03/21/03    M        10,000        A  $12.41                      D  Direct
Common Stock                                  03/21/03    S        10,000        D  $30.20                      D  Direct
Common Stock                                  03/21/03    M        30,990        A  $13.32                      D  Direct
Common Stock                                  03/21/03    S        30,990        D  $30.20                      D  Direct
Common Stock                                  03/21/03    M        7,500         A  $13.32                      D  Direct
Common Stock                                  03/21/03    S        7,500         D  $30.20                      D  Direct
Common Stock                                  03/21/03    M        26,510        A  $16.10                      D  Direct
Common Stock                                  03/21/03    S        26,510        D  $30.20                      D  Direct
Common Stock                                  03/24/03    M        15,000        A  $16.10                      D  Direct
Common Stock                                  03/24/03    S        15,000        D  $30.01       15,000         D  Direct
Common Stock                                                                                     900            I  Family Members
Common Stock                                                                                     412,602        I  by Trust

Table II (PART 1)  Derivative Securities Acquired, Disposed of, or Beneficially Owned  (Columns 1 through 6)
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Derivative          2)Conversion    3)Trans-       4)Trans-  5)Number of Derivative            6)Date Exercisable and
Security                       or Exercise     action         action    Securities Acquired (A)           Expiration Date
                               Price of        Date           Code      or Disposed of (D)
                               Derivative
                               Security                       Code  V   A                D                Exercisable  Expiration
------------------------------------------------------------------------------------------------------------------------------------
Employee Stock Option (Right to$12.41          03/21/03       M                          10,000           10/15/02 (1) 10/15/11
 buy)
Employee Stock Option (Right to$13.32          03/21/03       M                          30,990           (2)          11/03/08
 buy)
Employee Stock Option (Right to$16.10          03/21/03       M                          26,510           (3)          07/02/06
 buy)
Employee Stock Option (Right to$16.10          03/24/03       M                          15,000           (3)          07/02/06
 buy)
Employee Stock Option (Right to$16.85                                                                     03/30/02     03/30/11
 buy)
Employee Stock Option (Right to$19.07                                                                     10/22/00     10/22/09
 buy)
Employee Stock Option (Right to$20.91                                                                                  02/09/08
 buy)
Employee Stock Option (Right to$25.43                                                                     05/07/02     05/07/11
 buy)
Employee Stock Option (Right to$25.43                                                                     06/26/02     06/26/11
 buy)
Employee Stock Option (Right to$30.32                                                                     04/28/01     04/28/10
 buy)
Employee Stock Option (Right to$13.32          03/21/03       M                          7,500            11/03/99 (2) 11/03/08
 buy).
Employee Stock Option (Right to$20.91                                                                                  02/09/08
 buy).

Table II (PART 2)  Derivative Securities Acquired, Disposed of, or Beneficially Owned  (Columns 1,3 and 7 through 11)
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Derivative          3)Trans-  7)Title and Amount                           8)Price     9)Number of   10) 11)Nature of
Security                       action    of Underlying                                of Deri-    Derivative        Indirect
                               Date      Securities                                   vative      Securities    D   Beneficial
                                                                        Amount or     Security    Beneficially  or  Ownership
                                                                        Number of                 Owned at      I
                  -                      Title                          Shares                    End of Month
------------------------------------------------------------------------------------------------------------------------------------
Employee Stock Option (Right to03/21/03  Common Stock                   10,000                    25,000        D   Direct
 buy)
Employee Stock Option (Right to03/21/03  Common Stock                   30,990                    0             D   Direct
 buy)
Employee Stock Option (Right to03/21/03  Common Stock                   26,510                                  D   Direct
 buy)
Employee Stock Option (Right to03/24/03  Common Stock                   15,000                    266,485       D   Direct
 buy)
Employee Stock Option (Right to          Common Stock                   50,000                    50,000        D   Direct
 buy)
Employee Stock Option (Right to          Common Stock                   15,000                    15,000        D   Direct
 buy)
Employee Stock Option (Right to          Common Stock                   230,000                   230,000       D   Direct
 buy)
Employee Stock Option (Right to          Common Stock                   232,000                   232,000       D   Direct
 buy)
Employee Stock Option (Right to          Common Stock                   170,000                   170,000       D   Direct
 buy)
Employee Stock Option (Right to          Common Stock                   400,000                   400,000       D   Direct
 buy)
Employee Stock Option (Right to03/21/03  Common Stock                   7,500                     0             D   Direct
 buy).
Employee Stock Option (Right to          Common Stock                   345,000                   345,000       D   Direct
 buy).

Explanation of Responses:

(1)
This option vests as to 50% on October 15, 2002 and 50% on October 15, 2003.
(2)
This option vests as to 25% on November 3, 1999 and the remainder vests ratably on the third day of each month thereafter for the fo llowing three years.
(3)
This option to purchase stock of Getty Communications plc was granted on July 2, 1996 and the vesting of the option was accelerated pursuant to the terms of the scheme of arrangement and merger of PhotoDisc, Inc. into Print Merger, Inc., a wholly owned subsidiary of the issuer, which transactions were consummated on February 9, 1998.  If all or a portion of the option is not exercised by May 1
6, 1998, the unexercised portion of the option will be converted into an option to purchase Getty Images stock, which will be deemed vested as to 25% on July 2, 1997 and the remainder of which will be deemed vested ratably as of the first day of each month thereaf ter for the following three years.

SIGNATURE OF REPORTING PERSON
/S/ Klein, Jonathan D.
DATE 03/24/03